SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2006

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	News Release dated November 7, 2006

2.	News Release dated November 8, 2006

3.	Interim Report to Shareholders for the Three and Nine Month Periods Ended September 30, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 10, 2006

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

NEWS RELEASE – Tuesday, November 7th, 2006
2006 3rd Quarter Results
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH LUMBER CO. LTD. CONFERENCE CALL NOTIFICATION
VANCOUVER, November 7th – Ainsworth invites investors and media to listen-in to its third quarter conference call with financial analysts. Ainsworth’s CFO, Robert Allen, and Executive Vice-President, Michael Ainsworth, will discuss the company’s third quarter results, which will be released on Wednesday, November 8th, 2006.
The conference call will take place on Tuesday, November 14th, 2006 at 8:30 a.m. PST (11:30 am EST).
The dial-in phone number is 1-800-708-7127, Reservation #21309502. To access the post-view line, dial 1-800-558-5253, or
1-416-626-4100, Reservation #21309502. This recording will be available until November 21st, 2006.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

NEWS RELEASE
For Immediate Release
November 8, 2006
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
AINSWORTH REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2006

Unaudited	Three months ended		Nine months ended
($ millions, except per share data)	September 30		September 30
	2006	2005	2006	2005
Sales	$181.1	$270.7	$707.9	$946.2
Operating (loss) earnings	(106.7)	26.1	(66.5)	212.5
Foreign exchange (loss) gain on long-term debt	(1.2)	47.0	35.7	28.5
Net (loss) income	(77.5)	46.8	(27.5)	133.2
(Loss) earnings: $ per share	(5.29)	3.19	(1.88)	9.09
Adjusted EBITDA (1)	(21.4)	55.9	69.6	294.3
Cash provided by operating activities	16.6	43.3	71.9	131.5

(1)	Adjusted EBITDA, a non-GAAP financial measure, represents operating earnings before amortization of capital assets, write-down of capital assets, loss on disposal of capital assets, write-down of timber licence deposits, finance expense, tax expense and foreign exchange gain/(loss) on long-term debt.
Vancouver, British Columbia – Ainsworth Lumber Co. Ltd. (TSX: ANS) today reported its financial results for the quarter ended September 30, 2006.
Third quarter net loss was $77.5 million on sales of $181.1 million, compared to net income of $46.8 million on sales of $270.7 million in the third quarter of 2005. Year to date, we reported a net loss of $27.5 million on sales of $707.9 million. In the first nine months of 2005, our net income was $133.2 million on sales of $946.2 million. The decrease in earnings compared to 2005 reflects the continued decline in OSB pricing levels, exacerbated by the continued strength of the Canadian dollar, in combination with production curtailments at our Minnesota facilities. Results for 2006 include a one-time write down of capital assets of $55.3 million and severance and other expenses of $4.4 million resulting from the closure of one of two production lines at our Bemidji, Minnesota OSB facility.
Low prices for commodity OSB prevailed throughout the third quarter. On average the benchmark North Central OSB price was U.S.$181 per msf (on a 7/16th-inch basis) compared to U.S.$276 per msf in the same period of 2005. For the year to date, the average OSB benchmark price was U.S.$227 per msf compared to U.S.$322 per msf for the first nine months of 2005. The decline in prices reflects weakened demand as U.S. housing starts fell compared to 2005.
Cash provided by operating activities was lower than 2005 for both the quarter and the year to date as a result of the decline in net income. We ended the quarter with adjusted working capital of $262.1 million, compared to $340.2 million as at December 31, 2005. Capital spending on the expansion of our Grande Prairie facility continued throughout the third quarter. Capital spending was $60.1 million for the quarter compared to $14.7 million in the third quarter of 2005. During the quarter, we negotiated an additional $84.0 million in debt, which will primarily be used to fund the expansion of the Grande Prairie facility.

We will hold a conference call on Tuesday, November 14, 2006 at 8:30 A.M. PST (11:30 A.M. EST) to discuss our third quarter results. The dial-in phone number is 1-800-708-7127, Reservation #21309502. To access the post-view line, dial 1-800-558-5253 or 1-416-626-4100, Reservation #21309502. This recording will be available until November 21, 2006.
Forward-looking statements in this news release relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating cots, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE AND NINE MONTH PERIODS ENDED
SEPTEMBER 30, 2006

LETTER TO SHAREHOLDERS
Dear fellow shareholders:
OSB prices continued to decline in the third quarter as the U.S. housing market further softened. At the end of September 2006, the annualized rate of private housing starts in the U.S. was 16% lower than in September 2005. As a result, demand for building products weakened and third quarter benchmark OSB prices fell by 34% compared to the third quarter of 2005.
OSB shipment and production volumes in both the third quarter and the year to date were lower compared to the same periods in 2005. This was primarily a result of production curtailments in our Minnesota OSB facilities. During the third quarter, we permanently closed one of the two production lines at our OSB mill located in Bemidji, Minnesota. Given the age of the equipment and the high cost to operate the line, we determined that the production line would not be viable over the long term. The closure permanently reduced our panel production capacity by 280 million square feet (3/8” basis).
In addition, we suspended OSB production at our Grand Rapids and Cook, Minnesota facilities for an indefinite period until market and cost conditions improve. These two facilities have a combined annual production capacity of 820 million square feet (3/8” basis).
The difficult market environment is reflected in our reduced financial results for the third quarter and the year to date. Lower OSB prices eroded our margins and one-time expenses and asset write downs related to the closure of the Bemidji production line further reduced operating earnings. However, our liquidity position and balance sheet remain strong and we are in a good position to withstand the weak market conditions.
In light of the current market downturn, our strategy is to continue to increase the percentage of value-added products in our product mix, to reduce production costs through cost reduction measures, and to develop a more significant presence in overseas markets. The expansion of our Grande Prairie, Alberta facility, which will enable us to expand our value-added product line, is scheduled for completion in June 2007.
We also continue to evaluate other long-term strategic opportunities, such as the potential to build a new or expanded OSB facility in northern British Columbia. We signed a forest licence agreement with the Government of British Columbia during the third quarter that would allow harvesting to support a new production facility. We will only progress with new OSB projects as market conditions and available capital allow.
On behalf of the Board of Directors of
Ainsworth Lumber Co. Ltd.
Brian E. Ainsworth
Chairman and Chief Executive Officer
November 10, 2006

Forward-looking statements in this interim report to shareholders relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the Quarter and Nine Months Ended September 30, 2006
This management’s discussion and analysis is presented as at November 10, 2006. Financial references are in Canadian dollars unless otherwise indicated. Additional information relating to Ainsworth, including our annual information form, is available on SEDAR at www.sedar.com. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars.
Overview
Ainsworth is a leading manufacturer of structural engineered wood products, including oriented strand board (“OSB”) and specialty overlaid plywood. In 2005, APA, The Engineered Wood Association, ranked us as the fourth largest manufacturer of OSB in North America, with three OSB manufacturing facilities in Canada and a 50% ownership interest in a fourth Canadian OSB facility, located in High Level, Alberta. We also own and operate three OSB manufacturing facilities located in northern Minnesota. In addition to our OSB operations, Ainsworth is one of the largest manufacturers of specialty overlaid concrete-form plywood products in North America.
Ainsworth’s business is focused primarily on the structural wood panels sector. Our business strategy is to increase revenues generated from value-added products, including OSB webstock, rimboard, radiant barrier OSB panels, jumbo OSB panels, export-standard OSB and specialty overlaid plywood. These products command premium pricing, particularly during cyclical lows for commodity products, such as in the current market environment. Complementary to this strategy is the expansion currently underway at our Grande Prairie, Alberta facility. When completed, the expanded facility will be able to produce both OSB and laminated strand lumber (“LSL”), which is an engineered wood product alternative to traditional lumber products.
Review of Operating Results
Low prices for commodity OSB prevailed throughout the third quarter. On average the benchmark North Central OSB price was U.S.$181 per msf (on a 7/16th-inch basis) compared to U.S.$276 per msf in the same period of 2005. For the year to date, the average OSB benchmark price was U.S.$227 per msf compared to U.S.$322 per msf for the first nine months of 2005. The decline in prices reflects weakened demand as U.S. housing starts fell to a seasonally adjusted annual rate of 1.8 million in September of 2006 compared to 2.1 million for the same period in 2005.
In light of the weak market conditions, we made the decision to permanently close one of the two production lines at our OSB mill located in Bemidji, Minnesota at the end of August 2006. Given the age of the equipment and the high cost to operate the line, we determined that the production line would not be viable over the long term. With the closure, we have permanently reduced our panel production capacity by 280 million square feet (3/8” basis).
In addition, we also suspended OSB production at our Grand Rapids and Cook facilities in Minnesota effective September 22, 2006 for an indefinite period. Production at these facilities will resume when warranted by improved market and cost conditions. These two facilities have a combined annual production capacity of 820 million square feet (3/8” basis).
As a result of the production curtailments, OSB shipment volumes decreased 9% in the third quarter compared to the same period in 2005. Production volumes also decreased by 8% compared to the third quarter of 2005.
On a year to date basis, both production and shipment volumes were lower than in the comparable period of 2005. This is the net effect of the production curtailments described above in combination with the production interruptions that occurred at our Grand Rapids, Minnesota facility in the first and second quarters of 2006. In the first quarter of 2006, production at our Grand Rapids facility was interrupted by a fire and a mechanical breakdown. In total 14.7 days of production were lost. In the second quarter, the same facility was shut for 61 days to install new press components, some of which were determined to be defective subsequent to installation. We have filed a legal claim against the manufacturers of the faulty components seeking compensation for damages.
Our expansion of the Grande Prairie mill continues to be the major development focus for 2006. The project is scheduled to be completed in June 2007 at an estimated cost of $313.5 million. The total cost of the project has increased from our original estimate as a result of increases in steel and labor prices. When complete, the new facility will have the flexibility to produce either 600 mmsf of OSB or 365 mmsf of LSL. Spending related to this project was approximately $61.0 million in the third quarter and $132.1 million for the year to date. As at September 30, 2006 we have budgeted spending of $156.7 million to complete the project, with $57.7 million to be paid in the fourth quarter of 2006.
Review of Financial Results
The ongoing low commodity OSB prices, combined with expenses associated with closing down the Bemidji production line, led to negative margins and adjusted EBITDA in the third quarter.
Financial Summary

	Q3 - 06	Q3 - 05	YTD - 06	YTD - 05
(in millions)
Sales	$181.1	$270.7	$707.9	$946.2
Costs and expenses	287.8	244.6	774.4	733.6
Operating (loss) earnings	(106.7)	26.1	(66.5)	212.6
Net income	(77.5)	46.8	(27.5)	133.2
Adjusted EBITDA (1)	(21.4)	55.9	69.6	294.3

(1)	Adjusted EBITDA, a non-GAAP financial measure, is defined as operating earnings before amortization, capital asset and timber licence deposit write-downs and loss on disposal of capital assets plus interest and other income (expense) and is calculated as follows:

	Q3 - 06	Q3 - 05	YTD - 06	YTD - 05
(in millions)
Net Income	$(77.5)	$46.8	$(27.5)	$133.2
Add:
Amortization of capital assets	23.8	27.7	74.8	78.0
Write-down of capital assets	55.3	—	55.3	—
Write-down of timber licence deposit	2.4	—	2.4	—
Loss on disposal of capital assets	0.4	—	0.4	—
Finance expense	19.2	17.1	54.5	54.3
Income tax (recovery) expense	(46.2)	11.3	(54.6)	57.3
Foreign exchange (gain) loss	1.2	(47.0)	(35.7)	(28.5)

Adjusted EBITDA	$(21.4)	$55.9	$69.6	$294.3

Net Income
Net loss in the third quarter was $77.5 million, $124.3 million lower as compared to the third quarter of 2005. Year to date net loss in 2006 was $27.5 million, $160.7 million lower than in the same period of 2005. The decrease in net income reflects the deteriorating prices for OSB in combination with the production curtailments at our Minnesota facilities. The Bemidji closure resulted in a $55.3 million write-down of capital assets plus a one-time charge of $4.4 million related to severance and other human resource costs. Net income was also impacted by the continued strength of the Canadian dollar. The effect of foreign exchange rate fluctuations on our long-term debt led to a $48.2 million decrease in net income in the third quarter of 2006 compared to 2005. The foreign exchange loss on long-term debt in the third quarter of 2006 was $1.2 million compared to a gain of $47.0 million in 2005.
Adjusted EBITDA
The decline in OSB selling prices drove adjusted EBITDA for the third quarter to a loss of $21.4 million. This was $77.3 million less than adjusted EBITDA realized in the third quarter of 2005. Adjusted EBITDA was also impacted by the stronger Canadian dollar. While sales from our U.S. mills are naturally hedged by U.S. production costs, our Canadian operations are exposed to fluctuations in the U.S. dollar. On average, the Canadian dollar was six cents higher in the third quarter of 2006 compared to 2005, which had a negative impact of $4.2 million on adjusted EBITDA. Other factors that negatively affected quarterly adjusted EBITDA were a $5.2 million write-down of log inventories and a $4.4 million expense related to closing the Bemidji production line.
For the first nine months of the year, adjusted EBITDA was $69.6 million. This was $224.7 million lower than adjusted EBITDA for the first nine months of 2005. Lower selling prices and a stronger Canadian dollar contributed to the decline. Average benchmark OSB prices were U.S.$93 lower in the first nine months of 2006 compared to the first nine months of 2005. In addition, the Canadian dollar was seven cents higher in 2006 compared to 2005. This reduced adjusted EBITDA by approximately $23.9 million.
Sales
Total sales for the three months ended September 30, 2006 were $181.1 million, $89.6 million less than in the third quarter of 2005. On a year to date basis, total sales declined by $238.3 million. The decrease is primarily attributable to the decline in OSB prices as well as a decrease in OSB shipment volume.
Total Company Sales for the Three Months Ended September 30
(in millions of Canadian dollars)

OSB Sales
OSB sales of $155.0 million in the third quarter of 2006 were 36% lower than the third quarter 2005 sales of $243.6 million. The primary reason for the decline is the reduction in OSB sales prices. Our average realized price was 30% lower in the third quarter of 2006 than it was in the third quarter of 2005. Shipment volumes also decreased as a result of the Bemidji line closure and the suspension of production at Grand Rapids and Cook.
Company Average OSB Prices for the Three Months Ended September 30
(in Canadian dollars per msf 3/8”)
In light of the current market downturn, our strategy is to continue to focus on increasing the percentage of value-added products in our product mix and to develop a more significant presence in additional overseas markets. Compared to the third quarter of 2005, the proportion of sales to Asia and Europe has increased from 2.5% in 2005 to 6.2% in the third quarter of 2006.
Year to date OSB sales decreased by 27%, at $631.5 million in 2006 compared to $864.8 million in 2005. This reflects a 30% decrease in benchmark North Central OSB prices and a 6% decrease in shipment volume, partially offset by an increase in the value-added component of our product mix and overseas sales.
Specialty Overlaid Plywood and Other Products
Sales of specialty overlaid plywood and other products decreased from $27.1 million in the third quarter of 2005 to $26.0 million in the third quarter of 2006. The majority of the decrease was due to a decline in plywood sales revenue, which resulted from a decrease in shipment volume partially offset by an increase in the realized sales price.
On a year to date basis, plywood and other sales of $76.4 million in 2006 were $4.9 million lower than sales of $81.3 million in 2005. Lower plywood sales make up the majority of the difference, with shipment volumes 9% less than in 2005. The decrease in shipment volumes was partially offset by a 4% increase in the realized plywood sales price.
Costs of Products Sold (Exclusive of Amortization)
Total costs of products sold were $191.7 million in the third quarter of 2006, representing a 9% decrease from the third quarter of 2005. Year to date, costs of products sold decreased 4% from 2005, to $607.6 million for the nine months ended September 30, 2006.
OSB Costs of Products Sold (Exclusive of Amortization)
OSB costs of products sold for the third quarter of 2006 were $171.0 million compared to $186.0 million in the third quarter of 2005. This 8% decrease is consistent with the decline in shipment volume, as the Cook and Grand Rapids facilities suspended production and the Bemidji facility permanently reduced production.

Overall input costs for OSB production did not vary significantly compared to the third quarter of 2005, but individual costs fluctuated. Resin costs and repair and maintenance expenses were lower, but this increase was partially offset by an increase in wax costs at all of our facilities. Wood costs at all of our mills except Barwick were higher than in the third quarter of the previous year.
A write-down of log inventories further increased OSB costs of products sold. The ongoing market downturn in combination with higher wood costs led to a reduction in the estimated net realizable value of our log inventories at our Bemidji, Grande Prairie and High Level facilities. The total write-down of log inventories on hand at September 30, 2006 was $5.2 million.
For the year to date, costs of OSB products sold were $21.5 million, or 4%, lower than in the same period in 2005. This reflects the reduction in shipment volume in the second and third quarters. The effect of the decline in volume was partially offset by increases in input costs for the year to date compared to 2005, particularly in wood and wax, and log inventory write-downs of $5.2 million.
Specialty Overlaid Plywood and Other Products
The costs of products sold (exclusive of amortization) in the third quarter of 2006 incurred with respect to specialty overlaid plywood and other products were $20.7 million compared to $24.6 million in the third quarter of 2005. Shipment volumes from our Lillooet and Savona facilities were lower for the quarter compared to 2005, and cost reduction measures and lower wood costs reduced the per unit production costs.
The year to date costs of plywood and other products sold were $68.7 million, $6.4 million lower than the comparable period in 2005, consistent with the reduced shipment volumes and lower per unit production costs.
Selling and Administration
Selling and administration expense for the quarter was $3.5 million higher than in the third quarter of 2005. We have experienced an increase in professional fees with respect to various legal actions and Sarbanes-Oxley compliance. In addition, our business activity has grown compared to last year, particularly with the expansion of the Grande Prairie facility and the development of future projects such as OSB mills in Manitoba and northern British Columbia.
On a year to date basis, selling and administration expense in 2006 was $8.1 million higher than in the comparable period in 2005, due to the factors described above.
Amortization of Capital Assets
Amortization of capital assets in the third quarter was $3.9 million lower than in the third quarter of 2005. For the year to date, amortization expense was $3.2 million lower in 2006 than in the comparable period of 2005. In both cases, the decline in amortization is the result of reduced production. Our OSB panel product mills are amortized using the units-of-production method and as production volume declined in the third quarter due to the Bemidji production line closure and the indefinite shutdown of our Grand Rapids and Cook facilities, amortization expense also declined. The strong Canadian dollar relative to the U.S. dollar further reduced amortization expense as the Canadian dollar equivalent of the amortization of our U.S. assets is lower when the Canadian dollar is strong.

Write-Down of Capital Assets
The net book value of the capital assets associated with the production line that was closed in Bemidji was written off after the closure announcement. The total write-down recorded in the third quarter was $55.3 million. The salvage value of these assets is expected to be minimal.
Closure of Production Line
The closure of one of the production lines at our Bemidji facility resulted in the elimination of approximately 110 positions. We provided the affected employees with 60-days pay in lieu of notice, severance pay, employment transition counseling and associated benefits. The total cost of closing the production line was $4.4 million, of which $3.7 million related to human resources. The remainder of the production line closure expense was the write off of capital spare parts that could not be sold or used in our other facilities.
Write-Down of Timber Licence Deposit
In September 2006, after being unable to negotiate favourable terms with the Government of British Columbia, we decided not to proceed with a forest licence for pine beetle-attacked timber in the Prince George timber supply area. As a result of this decision, we forfeited and therefore expensed $2.4 million in security deposits that we had paid as part of the timber licence bidding process.
Finance Expense
In the third quarter of 2006, finance expense was $2.0 million higher than in the third quarter of 2005. This increase is attributable to interest expense related to the new US$75.0 million senior unsecured notes, which were issued in April of 2006.
On a year to date basis, the 2006 finance expense is not significantly different from 2005. However, interest expense increased by $1.4 million compared to 2005 as a result of the new senior unsecured notes issued during the year partially offset by the strengthening Canadian dollar. The increase in interest expense in 2006 was offset by a decrease in financing expense because in 2005 we incurred $1.5 million in expenses on the repurchase of debt, whereas no debt was repurchased in 2006.
Other Income
Other income was $1.4 million higher in the third quarter of 2006 compared to the third quarter of 2005. This increase was caused by a variety of factors, including operating foreign exchange fluctuations and income from joint ventures and partnerships.
Year to date other income was not significantly different compared to 2005.
Income Taxes
Income tax expense in the third quarter of 2006 was a recovery of $46.2 million compared to an expense of $11.3 million in the third quarter of 2005. The variance in income taxes from our statutory rate reflects certain permanent differences, including the non-taxable portion of foreign exchange gain on our U.S. debt.
The year to date recovery was $54.6 million compared to an expense of $57.3 million in the same period of last year. The variance in income taxes from our statutory rate is due to the effect of permanent differences as well as an $11.3 million reduction in future income tax liabilities due to the substantive enactment of reductions in the statutory provincial and federal tax rates as presented in the 2006 provincial and federal budgets.

Liquidity and Capital Resources
As at September 30, 2006, our adjusted working capital was $262.1 million, compared to $340.2 million as at December 31, 2005. Adjusted working capital is a non-GAAP measure, calculated as follows:

	Sept 06	Dec 05
Current assets	$444.4	$467.5
Restricted cash	(76.6)	(39.0)
Timber licence deposits	—	(6.0)
Current liabilities	(121.7)	(113.7)
Current portion of future income taxes	16.1	31.4

Adjusted working capital	$262.1	$340.2

In light of the market deterioration, we took steps during the third quarter to mitigate the effects of a potential prolonged downturn. We negotiated two financing arrangements for the purchase of equipment for the new line at Grande Prairie. We also refinanced the purchase of our aircraft through a sale-leaseback transaction. As at September 30, 2006, the net proceeds from these new financing arrangements were $84.0 million, of which $42.3 million was held as restricted cash at the end of the quarter. An additional $15.2 million is available to be drawn under one of the equipment financing agreements in the fourth quarter. As at September 30, 2006, $17.8 million was used to purchase capital assets at Grande Prairie.
The indefinite shutdown of the Cook and Grand Rapids facilities was a further step to conserve liquidity. Cash associated with operating activities excluding the effects of changes in non-cash working capital was a net outflow in the third quarter, reflecting the operational losses incurred in the third quarter. Ceasing operations at Cook and Grand Rapids, which incurred higher operating losses than our Canadian mills, will mitigate the negative effect on cash from operating activities.

	Q3 - 06	Q3 - 05	YTD - 06	YTD - 05
(in millions)
Cash provided by operating activities	$16.6	$43.3	$71.9	$131.5
Cash (used in) provided by operating activities excluding the effects of changes in non-cash working capital (1)	(40.2)	40.5	11.0	260.6
Additions to capital assets	60.1	14.7	166.9	32.2

(1)	Cash (used in) provided by operating activities, excluding the effects of changes in non-cash working capital is a non-GAAP measure and consists of cash provided by operating activities less changes in non-cash working capital.
Cash provided by operating activities was lower in 2006 compared to 2005, both for the quarter and the year to date, as a result of the decrease in net income. The most significant change in non-cash working capital was in income taxes receivable as we received a large portion of the expected refund during the quarter.
Cash provided by financing activities in the third quarter of 2006 was $83.9 million as a result of our new equipment financing agreements. For the year to date, cash provided by financing activities was $154.8 million, reflecting the new senior unsecured notes issued in the second quarter in addition to the new equipment financing from the third quarter. In 2005, cash used in financing activities was $45.9 due to the repurchase of debt in the second quarter of 2005. This change reflects the change in market conditions and the increase in capital spending related to Grande Prairie, as we were able to repurchase senior notes in 2005 but issued new debt in 2006.

Cash used in investing activities was significantly higher in both the third quarter and the year to date compared to 2005. This increase is due to short-term commercial paper investments, additional restricted cash related to the Grande Prairie expansion, and increased capital spending. Additions to capital assets in the third quarter of 2006 as well as for the year to date were significantly higher than the comparable periods in 2005. The increase is primarily attributable to the expansion of the Grande Prairie facility. A further $57.7 million is budgeted to be spent in the fourth quarter of 2006.
In addition to cash on hand, we have a revolving credit line secured by accounts receivable and inventory. Depending on the levels of inventory and receivables, this line has a maximum borrowing capacity of $100.0 million. As of September 30, 2006 the inventory and receivables would support a borrowing of $68.7 million. This facility was not utilized as at September 30, 2006.
Despite the prevailing poor OSB market conditions, we feel that the current level of cash on hand together with the undrawn credit facility provides adequate liquidity to finance our capital expansion programs while meeting ongoing cash requirements from operations.
Off-Balance Sheet Arrangements
We did not have any significant off-balance sheet arrangements other than letters of credit in the amount of $34.3 million at September 30, 2006, for which cash has been pledged as collateral. We do not believe that we have any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or resources that is material to investors.

Contractual Obligations
The following table summarizes the timing of payments for which we have contractual obligations as at September 30, 2006. Payments of senior unsecured notes and equipment loans include interest and principal repayments at the time of maturity.

	Payments due by Period
		Less than	2-3	4-5	After 5
(in thousands)	Total	1 year	years	years	years
6.75% Senior Unsecured Notes (1)	482,448	24,142	48,285	48,285	361,736
7.25% Senior Unsecured Notes (2)	441,072	22,284	44,568	44,568	329,652
3.75% Floating Rate Senior Unsecured Notes (3)	197,731	6,530	13,060	178,141	—
4.00% Floating Rate Senior Unsecured Notes (4)	105,908	3,399	6,798	6,798	88,912
12.50% Senior Unsecured Notes (5)	1,659	1,659	—	—	—
Merrill Lynch Equipment Loan (6)	76,024	12,600	25,284	22,255	15,885
Deutsche Bank Equipment Loan (7)	33,282	456	6,702	8,110	18,013
Capital Lease Obligations (8)	20,186	1,081	2,163	2,163	14,779
Operating Lease Obligations (9)	3,886	1,966	1,458	462	—
Purchase Commitments (10)	72,907	72,907	—	—	—

(1)	Under the indentures governing our outstanding 6.75% senior notes, we are required to make interest payments in the amount of US$10.8 million each June 30 and December 30. Our 6.75% senior notes mature on March 15, 2014.

(2)	Under the indenture governing our outstanding 7.25% senior notes, we are required to make interest payments in the amount of US$10.0 million each June 30 and December 30. Our 7.25% senior notes mature on October 1, 2012.

(3)	Under the indenture governing our outstanding 3.75% floating rate senior notes, we are required to pay interest at a rate per annum, reset quarterly, equal to LIBOR plus 3.75%. Interest on our floating rate senior notes is payable each March 30, June 30, September 30 and December 30. For the purpose of the above table we have calculated the interest rate at the September 30 month-end rate of 9.25%. Our floating rate senior notes mature on October 1, 2010.

(4)	Under the indenture governing our outstanding 4.00% floating rate senior notes, we are required to pay interest at a rate per annum, reset quarterly, equal to LIBOR plus 4.00%. Interest on our floating rate senior notes is payable each March 30, June 30, September 30 and December 30. For the purpose of the above table we have calculated the interest rate at the September 30 month-end rate of 9.50%. Our floating rate senior notes mature on April 1, 2013.

(5)	Our 12.50% senior notes mature on July 15, 2007.

(6)	Under the Merrill Lynch equipment loan agreement, we are required to pay interest at a rate per annum, reset monthly, equal to LIBOR plus 2.90%, payable monthly. For the purpose of the above table we have calculated the interest rate at the September 30 month-end rate of 8.40%. Principal payments are made monthly with the final monthly payment and a balloon payment due October 1, 2011.

(7)	Under the Deutsche Bank equipment loan agreement, we are required to pay interest at a rate per annum, reset semi-annually, equal to EURIBOR plus 0.65% payable semi-annually each March and September. For the purpose of the above table we have calculated the interest rate at the September 30 month-end rate of 3.33%. The loan is repayable in 17 equal semi-annual installments starting at the earlier of six months after the pressing and forming equipment is ready for operation and June 20, 2008.

(8)	Capital lease obligations are payable monthly.

(9)	We do not include operating lease obligations beyond five years.

(10)	Purchase commitments include agreements to purchase machinery, equipment, engineering and management support services in relation to the Grande Prairie expansion project.

(11)	Contractual obligations denominated in $U.S. are converted to Canadian dollars at the September 30, 2006 exchange rate posted by the Bank of Canada of U.S.$0.8947 = $1.00.

(12)	Contractual obligations denominated in € are converted to Canadian dollars at the September 30, 2006 exchange rate posted by the Bank of Canada of €0.7055 = $1.00.
Contingencies
In the normal course of its business activities, the Company is subject to claims and legal actions that may be made by customers, suppliers and others.
In February and March 2006, we were named as a defendant, along with seven other North American OSB producers, in several lawsuits which allege violations of United States anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. The class has not yet been certified in any of these claims and the outcome is not determinable at this time. The Company believes the allegations against it in these claims are entirely without merit. The Company will reflect such outcome, if any, in future operating results.
While the final outcome with respect to the actions outstanding or pending as at September 30, 2006 cannot be predicted with certainty, the Company believes that either an adequate provision has been made or the outcome will not have a material effect on the Company’s financial position, earnings or cash flows.
Related Party Transactions
During the quarter, we paid $30,000 (2005: $30,000) to a company owned by our officers for rental charges relating to mobile forestry and transportation equipment. These transactions were conducted on normal commercial terms and prices.

Quarterly Comparative Financial Information

	Q3-06	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04
(in millions, except per share data, unless otherwise noted)
Sales and earnings
Sales	$181.1	$234.3	$292.6	$302.1	$270.7	$329.9	$345.6	$253.0
Operating (loss) earnings	(106.7)	(6.0)	46.3	45.1	26.1	77.6	108.8	27.5
Foreign exchange (loss) gain on long-term debt	(1.2)	40.6	(3.8)	(0.2)	47.0	(12.6)	(5.9)	46.1
Net (loss) income	(77.5)	27.3	22.7	19.9	46.8	31.3	55.1	52.4
(Loss) earnings per share	(5.29)	1.87	1.54	1.36	3.19	2.14	3.76	3.58

Balance sheet
Total assets	1,532.0	1,561.8	1,558.5	1,513.0	1,499.8	1,505.7	1,509.1	1,432.7
Total long-term debt	984.4	908.9	863.7	859.5	858.9	905.6	923.1	916.9
Common shares (1)	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8
Retained earnings	375.5	453.0	440.4	417.7	397.3	350.5	333.9	278.7
Cash dividends declared:
$ per share	—	1.00	—	—	—	1.00	—	—
Cash provided by operating activities (2)	16.6	25.1	30.2	30.3	43.3	73.1	15.1	58.3

Key statistics
OSB shipments (mmsf 3/8”)	732.8	754.7	807.4	782.2	804.0	837.5	805.6	778.4
Average OSB price ($/msf)	211.5	277.9	330.4	349.6	303.0	361.4	395.4	292.5

(1)	At November 10, 2006, the Company had 14,649,140 issued common shares.

(2)	Cash provided by operating activities in Q1-06 and Q2-06 has been adjusted to reflect the reclassification of non-cash capital asset additions.
The market price for commodity OSB products was the main factor causing fluctuations in our sales over the past eight quarters. Sales prices have steadily decreased since the beginning of 2006, causing a decline in operating earnings, adjusted EBITDA and net income. Net income and earnings per share were also negatively impacted by the strengthening of the Canadian dollar relative to the U.S. dollar in 2006.
Segmented Information
Our geographic distribution of sales was as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
United States	$153,646	$248,379	$634,649	$854,939
Canada	16,207	15,547	47,804	67,059
Asia	8,196	5,107	17,805	16,508
Europe	3,005	1,664	7,621	7,661

	$181,054	$270,697	$707,879	$946,167

Capital assets attributed to countries based on location were as follows:

	September 30	December 31
	2006	2005
Canada	$568,859	$437,768
United States	343,278	438,128

	$912,137	$875,896

Other Business Activities
During the first quarter of 2006, we received the required consents from the holders of our U.S.$210,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014 and of our U.S.$110,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014 to amend the indentures governing the notes. The amendments conformed the limitation on liens covenant in the indentures relating to the notes with the covenant in the indenture relating to our 7.250% Senior Notes due October 1, 2012 and Senior Floating Rate Notes due October 1, 2010.
On April 11, 2006 we entered into a purchase agreement with Deutsche Bank Securities Inc. in connection with the private placement by Ainsworth of U.S.$75.0 million aggregate principal amount of new senior unsecured notes. The notes mature on April 1, 2013 and bear interest at a rate per annum, reset quarterly, equal to LIBOR plus 4%. Interest on the notes is payable quarterly, beginning on June 30, 2006. The net proceeds of the offering are intended to partially finance the construction of the second production line at the Grande Prairie, Alberta facility. The closing of the offering of the notes occurred on April 18, 2006.
On May 1, 2006 we reached an agreement with the union representing employees at the Grand Rapids mill. The six year contract affects 130 employees and has been ratified by the union.
On May 9, 2006, we signed an Agreement with the Government of Manitoba for the future construction and operation of an engineered wood production facility in an area north and east of Winnipeg, Manitoba. As part of the commitment, we are required to provide a $2.5 million performance security. In return we will be offered a Forest Management Licence for 838,000 cubic meters of suitable timber per year on a renewable 20 year basis. The Agreement is subject to a successful process of consultation with First Nations communities, and the successful negotiation and execution by all parties of related Operation Agreements and approvals.
On September 15, 2006, we signed a forest license agreement with the Government of British Columbia to salvage up to 10.5 million cubic metres of mountain pine beetle-attacked timber for OSB production. The non-replaceable forest licence allows annual harvesting of 700,000 cubic metres from the Quesnel timber supply area for 15 years. Under the terms of the license agreement, harvesting cannot take place until substantial completion of a new or expanded OSB facility. Ainsworth’s intention is to construct a state-of-the-art OSB manufacturing facility in the Quesnel-Prince George region of B.C.’s central interior. A definitive construction schedule and final site location has yet to be determined.

Significant Accounting Estimates and Judgments
Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements. The Company has not made any changes in accounting policies since December 31, 2005.
Valuation of Inventory. We closely monitor conditions that could impact valuation of inventories or otherwise impair our assets. Inventories of logs, OSB, specialty plywood, veneer and lumber products are valued at the lower of average cost and net realizable value. Net realizable value of logs is determined based on estimated OSB selling prices less estimated costs of conversion. We base our estimate of selling price on sales orders that exist at balance sheet reporting dates and management’s estimate for forecasted sales prices based on supply, demand and industry trends. Prices fluctuate over time and it is probable that market values at the time of eventual sale will differ from our estimates.
Loss Contingencies. Our estimates of loss contingencies for legal proceedings and product warranty claims are based on various judgments and assumptions regarding the potential resolution or disposition of the underlying claims and associated costs.
Valuation of Long-Lived Assets. On an annual basis, we review the long-lived assets held and used by us (primarily property, plant and equipment, construction in progress and timber and logging roads) for impairment. Where changes, events or circumstances indicate that the assets may be impaired, additional reviews are undertaken. Assessing the valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the related assets. We reviewed the carrying value of our other capital assets, including construction in progress, at September 30, 2006.
Amortization. Amortization of property, plant and equipment is principally based on the units of production method where the cost of equipment is amortized over the estimated units that will be produced during a conservative estimate of its useful life.
Goodwill. Goodwill and other intangible assets that are deemed to have an indefinite life are tested for impairment on an annual basis, and otherwise when indicators of impairment are determined to exist, by applying a fair value based test. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In testing for potential impairment, the estimated fair value of the reporting unit, as determined based upon cash flow forecasts, is compared to the book value of the reporting unit. The key assumptions in estimating these cash flows include future production volumes and pricing of commodity products and future estimates of expenses to be incurred. Our assumptions regarding pricing are based upon the average pricing over the commodity cycle due to the inherent volatility of commodity product pricing. These prices are estimated from information gathered from industry research firms, research reports published by investment analysts and other published forecasts. Our estimates of expenses are based upon our long-range internal planning models and our expectation that we will continue to reduce product costs to offset inflationary impacts. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets in these circumstances, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates of the related impairment charges, if any, are subject to substantial uncertainties and, as additional information becomes known, we may change our estimates significantly. We did not record an impairment of goodwill in 2005 or in the first nine months of 2006.
Pension Plans. Most of our Canadian employees and U.S. employees participate in defined benefit pension plans sponsored by the company. We account for the consequences of our sponsorship of these plans in accordance with accounting principles generally accepted in

Canada and the U.S., which require us to make actuarial assumptions that are used to calculate the related assets, liabilities and expenses recorded in our financial statements. While we believe we have a reasonable basis for these assumptions, which include assumptions regarding long-term rates of return on plan assets, life expectancies, rates of increase in salary levels, rates at which future values should be discounted to determine present values and other matters, the amounts of our pension related assets, liabilities and expenses recorded in our financial statements would differ if we used other assumptions.
Future Income Tax Assets. We record future income tax assets including the potential tax benefit of operating loss carry-forwards and future income tax liabilities. The amounts that we record for these assets and liabilities are based upon various judgments, assumptions and estimates, including judgments regarding the tax rates that will be applicable to the future income tax amounts, the likelihood that we will generate sufficient taxable income or gain to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.
Based on that evaluation, management has concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

AINSWORTH LUMBER CO. LTD.
Other Information
Unaudited

	September 30, 2006	December 31, 2005
Selected Balance Sheet Items ($000’s)
Cash	$99,793	$209,201
Short-term investments	122,648	—
Restricted cash	76,602	39,016
Adjusted working capital	262,126	340,154
Total assets	1,532,016	1,513,002
Total debt	994,488	859,540
Shareholders’ equity	349,546	415,169

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Reconciliation of Net (Loss) Income to Adjusted EBITDA ($000’s)
Net (Loss) Income	$(77,525)	$46,759	$(27,524)	$133,211
Add: Amortization of capital assets	23,802	27,680	74,811	77,960
Write-down of capital assets	55,290	—	55,290	—
Write-down of timber licence deposit	2,364	—	2,364	—
Loss on disposal of capital assets	433	—	433	—
Finance expense	19,176	17,171	54,547	54,338
Income tax (recovery) expense	(46,172)	11,310	(54,631)	57,300
Foreign exchange loss (gain) on long-term debt	1,237	(47,018)	(35,650)	(28,538)

Adjusted EBITDA {Note 1}	$(21,395)	$55,902	$69,640	$294,271

Product Sales ($000’s)
OSB	$155,010	$243,610	$631,476	$864,820
Plywood	22,624	23,307	67,167	70,644
Veneer	2,904	2,882	7,882	7,707
Chips	516	898	1,354	2,996

	$181,054	$270,697	$707,879	$946,167

Geographic Sales Distribution ($000’s)
USA	$153,646	$248,379	$634,649	$854,939
Canada	16,207	15,547	47,804	67,059
Asia	8,196	5,107	17,805	16,508
Europe	3,005	1,664	7,621	7,661

	$181,054	$270,697	$707,879	$946,167

Product Shipment Volumes
OSB (msf-3/8”)	732,753	803,982	2,294,834	2,447,097
Plywood (msf-3/8”)	31,867	36,082	98,697	107,945
Veneer (msf-3/8”)	12,922	12,553	37,131	34,576
Chips (BDUs)	10,138	14,096	31,090	38,817

Production Volumes
OSB (msf-3/8”)	734,725	799,684	2,288,131	2,416,555
Plywood (msf-3/8”)	34,636	33,954	101,744	106,947
Veneer (msf-3/8”){Note 2}	48,823	43,168	141,451	148,992
Chips (BDUs)	10,138	14,096	31,090	38,817

Note 1:	Adjusted EBITDA, a non-GAAP financial measure, is defined as operating earnings before amortization, capital asset and timber licence write-downs, and loss on disposal of capital assets plus interest and other income (expense).

Note 2:	Includes transfer volumes to Savona (for plywood production).

About Ainsworth

Ainsworth Lumber Co. Ltd. Is a leading Canadian forest products company, with a 50-year reputation for quality products and unsurpassed customer service. The company has operations in Canada and the United States. In Alberta, the company’s operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, and a plywood plant at Savona. In Ontario, the company’s operations include an OSB plant at Barwick. In Minnesota, the company’s operations include OSB plants in Bemidji, Cook and Grand Rapids. The company’s facilities have a total annual capacity of 3.1 billion square feet (3/8” basis) of oriented strand board (OSB), 156 million square feet (3/8” basis) of specialty overlaid plywood, and 200 million square feet (3/8” basis) of veneer.
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200

Investor Relations Contacts:

Robert Allen
Chief Financial Officer
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: robert.allen@ainsworth.ca

Or

Bruce Rose
General Manager, Corporate Development
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: bruce.rose@ainsworth.ca

Common shares of Ainsworth Lumber Co. Ltd.
are traded on the Toronto Stock Exchange
under the symbol: ANS

Visit our web-site: www.ainsworth.ca

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)
Unaudited

	September 30	December 31
	2006	2005
ASSETS
Current Assets
Cash and cash equivalents	$99,793	$209,201
Short-term investments (Note 3)	122,648	—
Accounts receivable, net of allowance for doubtful accounts of $Nil (2005: $Nil)	42,148	61,579
Inventories (Note 4)	94,728	108,530
Income taxes receivable	5,547	28,409
Prepaid expenses	2,912	14,762
Restricted cash (Note 6)	76,602	39,016
Timber licence deposits	—	5,998

	444,378	467,495
Capital Assets (Note 5)	912,137	875,896
Intangible Assets	13,659	14,209
Other Assets	58,872	52,432
Goodwill	102,970	102,970

	$1,532,016	$1,513,002

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$30,677	$30,348
Accrued liabilities	64,886	51,979
Current portion of long-term debt (Note 6)	10,087	—
Current portion of future income taxes	16,111	31,362

	121,761	113,689
Reforestation Obligation	3,316	4,348
Long-term Debt (Note 6)	984,401	859,540
Future Income Taxes	72,992	120,256

	1,182,470	1,097,833

Commitments (Note 13)
Contingencies (Note 14)

Shareholders’ Equity
Capital stock	55,827	55,827
Cumulative translation adjustment	(81,793)	(58,343)
Retained earnings	375,512	417,685

	349,546	415,169

	$1,532,016	$1,513,002

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.
Approved by the Board:

Catherine Ainsworth	Allen Ainsworth
DIRECTOR	DIRECTOR

1

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations and Retained Earnings
(In thousands of Canadian dollars, except share and per share data)
Unaudited

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
Sales	$181,054	$270,697	$707,879	$946,167

Costs and Expenses
Costs of products sold (exclusive of amortization)	191,729	210,597	607,562	634,293
Selling and administration	9,749	6,286	29,488	21,365
Amortization of capital assets	23,802	27,680	74,811	77,960
Loss on disposal of capital assets	433	—	433	—
Write-down of capital assets (Note 7)	55,290	—	55,290	—
Closure of production line (Note 7)	4,417	—	4,417	—
Write-down of timber licence deposit (Note 8)	2,364	—	2,364	—

	287,784	244,563	774,365	733,618

Operating (Loss) Earnings	(106,730)	26,134	(66,486)	212,549

Finance Expense
Interest	17,791	15,954	50,574	49,182
Amortization of financing costs and fees	1,385	1,217	3,973	3,671
Loss on repurchase of long-term debt	—	—	—	1,485

	19,176	17,171	54,547	54,338

Other Income (Expense)	3,446	2,088	3,228	3,762
Foreign Exchange (Loss) Gain on Long-term Debt	(1,237)	47,018	35,650	28,538

(Loss) Income Before Income Taxes	(123,697)	58,069	(82,155)	190,511
Income Tax Expense (Recovery) (Note 11)	(46,172)	11,310	(54,631)	57,299

Net (Loss) Income	(77,525)	46,759	(27,524)	133,212
Retained Earnings, Beginning of Period	453,037	350,546	417,685	278,742
Dividends Paid (Note 15)	—	—	(14,649)	(14,649)

Retained Earnings, End of Period	$375,512	$397,305	$375,512	$397,305

Basic and diluted (loss) earnings per common share	$(5.29)	$3.19	$(1.88)	$9.09

Weighted average number of common shares outstanding	14,649,140	14,649,140	14,649,140	14,649,140

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

2

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
Unaudited

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(77,525)	$46,759	$(27,524)	$133,212
Amounts not affecting cash
Amortization of capital assets	23,802	27,680	74,811	77,960
Amortization of deferred financing costs and fees	1,385	1,217	3,973	3,671
Foreign exchange loss (gain) on long-term debt	1,237	(47,018)	(35,650)	(28,538)
Loss on repurchase of long-term debt	—	—	—	1,485
Write-down of capital assets	55,290	—	55,290	—
Loss (gain) on disposal of capital assets	433	—	433	(11)
Write-down of timber licence deposit	2,364	—	2,364	—
Change in non-current reforestation obligation	31	(22)	(1,032)	(17)
Future income taxes	(47,177)	11,922	(61,690)	72,860
Change in non-cash operating working capital (Note 12)	56,711	2,776	60,919	(129,084)

Cash provided by operating activities	16,551	43,314	71,894	131,538

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of capital lease obligations	(90)	(24)	(90)	(198)
Proceeds from issue of long-term debt	84,019	—	169,526	—
Repurchase of long-term debt	—	—	—	(31,062)
Dividends paid	—	—	(14,649)	(14,649)

Cash provided by (used in) financing activities	83,929	(24)	154,787	(45,909)

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	(27,886)	—	(122,648)	—
Restricted cash	(33,897)	(30,663)	(37,586)	(34,770)
Additions to capital assets	(60,123)	(14,710)	(166,864)	(32,217)
Increase in other assets	(2,690)	(4,473)	(7,338)	(10,920)
Proceeds on disposal of capital assets	—	—	—	11
Acquisition of intangible assets	—	(7,141)	—	(7,141)
Timber licence deposits	—	—	—	(36,249)

Cash used in investing activities	(124,596)	(56,987)	(334,436)	(121,286)

Effect of foreign exchange rate changes on cash and cash equivalents	(17)	(1,410)	(1,653)	(1,410)

NET CASH OUTFLOW	(24,133)	(15,107)	(109,408)	(37,067)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	123,926	184,103	209,201	206,063

CASH AND CASH EQUIVALENTS, END OF PERIOD	$99,793	$168,996	$99,793	$168,996

SUPPLEMENTAL INFORMATION
Taxes paid	$846	$2,173	$2,947	$61,478

Interest paid	$6,257	$3,420	$38,186	$36,542

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

3

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2006 and 2005
(Figures are in thousands of Canadian dollars unless indicated otherwise)
Unaudited
1.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2005. The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the 2005 annual audited financial statements. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries and partnerships which include Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, Ainsworth Corp., Ainsworth Engineered New York, Inc. (formerly Chatham Forest Products, Inc.), and Ainsworth Engineered Canada Limited Partnership.

Other Information Regarding Canadian GAAP
i.	Comprehensive Income. Commencing with the Company’s 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) will apply to the Company. The concept of comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders’ equity arising from unrealized changes in the values of financial instruments.

ii.	Business Combinations. Commencing with the Company’s 2007 fiscal year, the proposed amended recommendations of the CICA for accounting for business combinations will apply to the Company’s business combinations, if any, with an acquisition date of January 1, 2007, or later. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of the business combinations, if any, occurring on or after January 1, 2007. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests).

4

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2006 and 2005
(Figures are in thousands of Canadian dollars unless indicated otherwise)
Unaudited
2.	SEGMENTED INFORMATION

The Company operates principally in Canada and the United States in one business segment, manufacturing wood panel products.

Sales attributed to countries based on location of customer are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
United States	$153,646	$248,379	$634,649	$854,939
Canada	16,207	15,547	47,804	67,059
Asia	8,196	5,107	17,805	16,508
Europe	3,005	1,664	7,621	7,661

	$181,054	$270,697	$707,879	$946,167

Capital assets attributed to countries based on location are as follows:

	September 30	December 31
	2006	2005
Canada	$568,859	$437,768
United States	343,278	438,128

	$912,137	$875,896

Goodwill of $102,970 (2005: $102,970) is attributable to the acquisition in 2004 of Voyageur Panel Canada Limited which is located in Canada.

3.	SHORT-TERM INVESTMENTS

Short-term investments consist of investments in high grade commercial paper with market values closely approximating book values at September 30, 2006.

4.	INVENTORIES

	September 30	December 31
	2006	2005
Logs	$38,342	$52,001
Panel products	17,829	20,652
Materials and supplies	38,557	35,877

	$94,728	$108,530

5

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2006 and 2005
(Figures are in thousands of Canadian dollars unless indicated otherwise)
Unaudited
5.	CAPITAL ASSETS

	September 30, 2006
		Accumulated	Net Book
	Cost	Amortization	Value
Property, plant and equipment
Panel product mills	$1,144,820	$465,872	$678,948
Land	9,835	—	9,835
Asset under capital lease (Note 6)	11,499	—	11,499
Other	21,827	16,865	4,962
Construction in progress	184,296	—	184,296

	1,372,277	482,737	889,540

Timber and logging roads
Timber rights and development costs	28,896	10,517	18,379
Logging roads	14,931	10,713	4,218

	43,827	21,230	22,597

	$1,416,104	$503,967	$912,137

	December 31, 2005
		Accumulated	Net Book
	Cost	Amortization	Value
Property, plant and equipment
Panel product mills	$1,209,193	$414,059	$795,134
Land	10,130	—	10,130
Other	23,336	18,751	4,585
Construction in progress	44,285	—	44,285

	1,286,944	432,810	854,134

Timber and logging roads
Timber rights and development costs	27,643	9,626	18,017
Logging roads	14,090	10,345	3,745

	41,733	19,971	21,762

	$1,328,677	$452,781	$875,896

In September 2006, the Company recorded a write-down of capital assets of $55,290 in production assets relating to the closure of one of the production lines at the Bemidji, Minnesota OSB facility (Note 7).

6

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2006 and 2005
(Figures are in thousands of Canadian dollars unless indicated otherwise)
Unaudited
6.	LONG-TERM DEBT

On April 11, 2006 the Company enterection with the private placement of $85.5 million (U.S.$75.0 million) aggregate principal amount of new Senior Unsecured Notes. The notes mature on April 1, 2013 and bear interest at a rate per annum, reset quarterly, equal to LIBOR plus 4%. Interest on the notes is payable quarterly beginning on June 30, 2006. The net proceeds of the offering will partially finance the construction of a second production line at the Grande Prairie, Alberta facility. The closing of the offering of the notes occurred on April 18, 2006.

On September 7, 2006 the Company entered into a loan agreement with Deutsche Bank Luxembourg S.A. to finance pressing and forming equipment which will be purchased as part of the Grande Prairie, Alberta expansion. The total unsecured loan available is $27.6 million (#eu#19.5 million). As of September 30, 2006, $12.4 million (#eu#8.8 million) was disbursed under this loan agreement, with the remainder to be disbursed as progress reports are submitted to the lender. Interest is payable semi-annually starting March 29, 2007 at an interest rate of EURIBOR plus 0.65%. The loan will be repayable in 17 equal semi-annual installments starting at the earlier of six months after the pressing and forming equipment is ready for operation and June 20, 2008. Under the terms of the loan agreement, the Company has the option to convert the loan to Canadian dollars after the pressing and forming equipment is deemed ready for operation. The Company may also request a fixed rate of interest after principal repayment begins.

On September 19, 2006 the Company sold an aircraft to GE Canada Leasing Services Company at fair market value and subsequently entered into a capital lease agreement for the aircraft. The lease matures on May 29, 2025 with an interest rate of 6.81%.

On September 29, 2006 the Company entered into a $60.1 million (U.S.$53.8 million) credit agreement with Merrill Lynch Capital Canada Inc. to finance equipment purchases for the Grande Prairie, Alberta expansion. The loan bears interest at LIBOR plus 2.90%, payable monthly. Monthly principal repayments begin on November 1, 2006, with the final monthly payment and a balloon payment due October 1, 2011. The loan is secured by capital assets purchased under the loan proceeds. Loan proceeds are classified as restricted cash until they are applied against capital asset purchases. As at September 30, 2006 restricted cash relating to this agreement was $42.3 million. The balance of restricted cash relates to letters of credit in the amount of $34.3 million.

7

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2006 and 2005
(Figures are in thousands of Canadian dollars unless indicated otherwise)
Unaudited
6.	LONG-TERM DEBT (Continued)

The balances of the outstanding long-term debt at September 30, 2006 are as follows:

	September 30	December 31
	2006	2005
U.S.$275,000 (2005: U.S.$275,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$307,368	$319,825

U.S.$210,000 (2005: U.S.$210,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	234,717	244,230

U.S.$153,540 (2005: U.S.$153,540) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	171,612	178,567

U.S.$110,000 (2005: U.S.$110,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	122,947	127,930

U.S.$75,000 (2005: $Nil) Senior Unsecured Notes due April 1, 2013 with interest payable quarterly at LIBOR plus 4% per annum	83,827	—

U.S.$53,766 (2005: $Nil) equipment financing loan due October 1, 2011 with principal and interest payable monthly at LIBOR plus 2.90% per annum	60,094	—

€8,800 (2005: €Nil) equipment financing loan due December 20, 2016 with interest payable semi-annually at EURIBOR plus 0.65% per annum	12,430	—

U.S.$10,208 (2005: $Nil) capital lease obligation maturing May 29, 2025 with interest at 6.81% (Note 13)	11,409	—

U.S.$1,351 (2005: U.S.$1,351) Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	1,510	1,571

	1,005,914	872,123
Unamortized deferred debt discount	(11,426)	(12,583)

	994,488	859,540
Current portion	(10,087)	—

	$984,401	$859,540

8

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2006 and 2005
(Figures are in thousands of Canadian dollars unless indicated otherwise)
Unaudited
6.	LONG-TERM DEBT (Continued)

Anticipated requirements to meet long-term debt repayments, including capital lease obligations, during each of the five years ending December 31 are as follows:

2006 (balance of year)	$1,579
2007	10,844
2008	10,818
2009	10,842
2010	182,480
2011	24,417
Principal repayments reflect foreign exchange rates as at September 30, 2006.

7.	PRODUCTION LINE CLOSURE

On August 30, 2006, the Company permanently closed one of the production lines at its Bemidji, Minnesota OSB facility. The capital assets associated with this production line, including panel product equipment and construction in progress, were decommissioned as of the time of the closure announcement. A write-down of $55,290 was recorded, representing the net book value of the capital assets attributable to the closed production line net of estimated salvage value.

The closure resulted in the elimination of approximately 110 positions. The Company provided the affected employees with 60-days pay in lieu of notice, severance pay, employment transition counseling and associated benefits. The total estimated expenses, all of which were recorded in the three month period ended September 30, 2006, associated with the production line closure are as follows:

Pay in lieu of notice	$1,203
Severance pay	2,501
Write off of capital spare parts	700
Other	13

$4,417

Accrued liabilities associated with the production line closure are as follows:

	June 30	Amount	Cash	September 30
	2006	Expensed	Paid	2006
Pay in lieu	$—	$1,203	$(1,203)	$—
Severance	—	2,501	(709)	1,792
Other	—	13	(13)	—

	$—	$3,717	$(1,924)	$1,792

8.	WRITE-DOWN OF TIMBER LICENCE DEPOSIT

During the third quarter of 2006, the Company declined a timber licence offered by the Government of British Columbia to harvest timber damaged by pine beetles in the Prince George, British Columbia region. In doing so, the Company forfeited $2,364 in deposits made as part of the timber licence bid process which was expensed in operations.

9

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2006 and 2005
(Figures are in thousands of Canadian dollars unless indicated otherwise)
Unaudited
9.	PENSION EXPENSE

For the three month period ended September 30, 2006, pension expense related to the Company’s defined benefit plans was $1,401 (2005: $3,623). For the nine month period ended September 30, 2006, pension expense related to defined benefit plans was $4,404 (2005: $5,676). Pension expense related to defined benefit plans was estimated using assumptions consistent with those applied in the Company’s annual audited financial statements. Amortization of past service cost and the net actuarial gain was calculated in a manner consistent with that disclosed in the annual audited financial statements and was not considered significant to disclose separately. The Company made contributions of $2,631 for the three month period ended September 30, 2006 (2005: $3,162) and contributions of $4,895 for the nine month period ended September 30, 2006 (2005: $3,499).

10.	RELATED PARTY TRANSACTIONS

During the quarter, the Company paid $30 (2005: $30) to a company owned by officers of the Company for rental charges relating to mobile forestry and transportation equipment. These transactions were conducted on normal commercial terms and prices.

11.	INCOME TAXES

During the third quarter, the variance in income taxes from our statutory rate reflects certain permanent differences, including the non-taxable portion of foreign exchange gain on our US debt. The year to date variance in income taxes from our statutory rate is due to certain permanent differences and a $11.3 million reduction in future income tax liabilities due to the substantive enactment of reductions in the statutory provincial and federal rates as presented in the 2006 provincial and federal budgets.

12.	CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
Accounts receivable	$11,888	$1,478	$15,713	$(8,807)
Inventories	11,181	(7,343)	9,466	(14,948)
Income taxes receivable	20,009	(3,643)	22,463	(80,404)
Prepaid expenses	2,658	(859)	7,075	(3,398)
Accounts payable and accrued liabilities	10,975	13,143	6,202	(21,527)

	$56,711	$2,776	$60,919	$(129,084)

13.	COMMITMENTS

As part of the Grande Prairie, Alberta expansion project, the Company has entered into agreements to purchase machinery, equipment, engineering and management support services totaling approximately $72.9 million (December 31, 2005: $150.0 million). The terms of the contracts are varied and extend to 2007.

10

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2006 and 2005
(Figures are in thousands of Canadian dollars unless indicated otherwise)
Unaudited
13.	COMMITMENTS (Continued)

Under the capital lease agreement for the aircraft, the Company is required to make lease payments of $1.1 million per year in each of the next five years. At September 30, 2006, the future minimum lease payments under the capital lease were:

Total future minimum lease payments	$20,186
Imputed interest	(8,777)

Capital lease obligation	$11,409

In September 2006 the Company entered into a forest licence agreement with the Government of British Columbia to harvest timber damaged by pine beetles from the Quesnel timber supply area. Under the terms of the licence agreement, harvesting cannot take place until substantial completion of a new or expanded OSB facility. A definitive construction schedule and final site location has yet to be determined.

14.	CONTINGENCIES

In the normal course of its business activities, the Company is subject to claims and legal actions that may be made by customers, suppliers and others.

In February and March 2006, the Company, along with other North American OSB producers, was named as a defendant in several lawsuits which allege violations of United States anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. The class has not yet been certified in any of these claims and the outcome is not determinable at this time. The Company believes the allegations against it in these claims are entirely without merit. The Company will reflect such outcome, if any, in future operating results.

While the final outcome with respect to the actions outstanding or pending as at September 30, 2006 cannot be predicted with certainty, the Company believes that either an adequate provision has been made or the outcome will not have a material effect on the Company’s financial position, earnings or cash flows.

15.	DIVIDENDS

On June 22, 2006 the Company paid a cash dividend of $1.00 (2005: $1.00) per common share to holders of record of common shares as of the close of business on June 8, 2006.

11